(RELEASED ON CANADA NEWS WIRE   CANADA/U.S. 1:09 PM NOV. 17, 2004)

  FOR IMMEDIATE RELEASE

                                       Wednesday, November 17, 2004


  VISUAL BIBLE INTERNATIONAL, INC. ANNOUNCES APPOINTMENT OF NEW
             CHAIRMAN, CFO AND ADDITIONAL BOARD MEMBERS


  Toronto, Canada-Jake Eberts, a Montreal-born producer whose film production career includes the films Chariots of Fire, Gandhi, The Killing Fields, Driving Miss Daisy, Dances with Wolves, A River Runs Through It, and recently, Open Range and Two Brothers, has been appointed non-executive Chairman of the Board of Directors of Visual Bible International, Inc. ("VBI"). The films Mr. Eberts has helped develop and finance have earned 64 Oscar nominations and have received 27 Academy Awards. In addition to his appointment as Chairman, Maurice J. Colson, CEO of VBI, announced that Mr. Eberts will serve as executive producer of the next three motion pictures expected to be produced by VBI beginning with The Gospel of Mark, the screenplay for which has been completed.

  "We are absolutely delighted to have someone of the caliber and with the international industry recognition of Jake Eberts as a part of what we expect to be a very exciting period of our growth," Colson said, "Jake's willingness to join us is certainly a vote of confidence in our future".

  VBI is exclusively licensed by the American Bible Society to produce word-for-word film adaptations based on the Books of the Old and New Testaments. VBI released The Gospel of John in 2003 to critical acclaim.

  Garth H. Drabinsky, who produced The Gospel of John, will continue his creative role as producer for the forthcoming production of The Gospel of Mark, currently scheduled for commencement of principal photography in the spring of 2005.

  Eberts said "The Gospel of John" and Mel Gibson's "The Passion of the Christ" each showed that there is an enormous market for the distribution of movies based on the Bible. I was impressed with the artistic quality and integrity of VBI's production of The Gospel of John."

  Colson further announced the appointment of Luc Perron as Chief
  Financial Officer. Perron formerly worked as Vice-President-Finance for Oshawa Power and Utilities
  Corporation, Vice-President, Finance and Administration for software developer Syntell Inc., and Audit Manager at Ernst &
  Young.

  Colson also announced that as a result of management appointments, the consulting arrangements between VBI and Garth
  H. Drabinsky and Myron I. Gottlieb will be concluded shortly.
  Colson acknowledged the significant contribution made by Drabinsky and Gottlieb during their association with VBI.

  Recent appointments to the Board of VBI are Paul Carroll and Marlene Hore. Carroll is President and CEO of Carnarvon Capitol Corporation, a Toronto-based investment management and venture capital company. Hore is presently Creative Director at Wave, a Canadian advertising, public relations and research company, and was a founding partner of its predecessor, The Ongoing Partnership. She is a former Vice-Chair and Executive Vice-President, Creative Director at J. Walter Thompson and former Executive Creative Director at BCP Toronto. It is anticipated that further board appointments will be made.

  Colson further added that VBI intends to pursue additional equity financing which will be required by VBI in order to undertake production and marketing of The Gospel of Mark.


  Inquiries should be directed to:
  Joanna Leenhouts
  Visual Bible International, Inc.
  Tel: (416) 921-9950 (ext. 232)


  Forward Looking Statements

  This press release may contain certain forward-looking statements within the meaning of the Private Securities
  Litigation reform Act of 1995. Actual events or results may differ materially from those discussed in such forward-looking statements.